Exhibit 12.1

Questar Market Resources, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings
Income before income taxes	$662.1	$562.7	$408.3	$256.5	$190.2
Less Company’s share of earnings of
equity investees	(8.9)	(7.5)	(7.5)	(5.1)	(5.0)
Plus distributions from equity investees	10.4	7.1	10.0	8.3	7.0
Plus minority interest loss				0.3
Less minority interest income					(0.2)
Plus interest expense	35.6	33.9	30.9	27.4	28.2
Plus interest portion of rental expense	1.5	1.3	1.1	1.1	1.1
	$700.7	$597.5	$442.8	$288.5	$221.3

Fixed Charges
Interest expense	$ 35.6	$ 33.9	$ 30.9	$ 27.4	$ 28.2
Plus interest portion of rental expense	1.5	1.3	1.1	1.1	1.1
	$ 37.1	$ 35.2	$ 32.0	$ 28.5	$ 29.3

Ratio of Earnings to Fixed Charges	18.9	17.0	13.8	10.1	7.6

For purposes of this presentation, earnings represent income before income taxes and cumulative effect of accounting change adjusted for fixed charges and earnings and distributions of equity investees. Income before income taxes includes Market Resources’ share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs, and the interest portion of rental expense estimated at 50%.